UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: June 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F.

  Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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On June 13, 2014, CBD Energy Limited, (the “Registrant") issued a press release, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

On June 18, 2014, the Registrant issued a press release, a copy of which is attached as Exhibit 99.2 to this Report on Form 6-K.

The information contained in the press release is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibits

Exhibit
Number	Exhibit Table

99.1	Press Release issued by CBD Energy Limited dated June 13, 2014 announcing the pricing of the public offering of its ordinary shares

99.2	Press Release issued by CBD Energy Limited dated June 18, 2014 announcing the closing of the public offering of its ordinary shares

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

June 18, 2014	By:	/s/ Gerard McGowan
Gerard McGowan Chairman & Managing Director

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